FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

June 16th, 2005

Item 3.  Press Release

Date of Issuance:

June 16th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

The Company held its annual meeting of shareholders on June 15th, 2005, whereby the shareholders approved the appointment of auditors for the ensuing year and authorized the directors to fix the auditor's remuneration; the election of directors, an amendment to the Notice of Articles and adoption of new form of Articles and an amendment to the stock option plan to increase the maximum number of shares issuable under the plan.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 21st day of June, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  42

June 16, 2005

TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

Frankfurt (Germany) Symbol: KCG

ACCELRATE RECAP OF ANNUAL MEETING OF SHAREHOLDERS

AccelRate Power Systems Inc.– June 16, 2005:  AccelRate Power Systems held its annual meeting of shareholders on June 15th, 2005, where the Company received over 98% approval on all resolutions set out in the Company’s Notice of Meeting to Shareholders. The motions carried included:

1.

The appointment of Ernst & Young, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration.

2.

To set the number of directors at six.

3.

The election of management’s six nominees as set out in the Information Circular, as follows:

Caspar Koch

Reimar Koch

The Honourable Edward Lawson

Murray Macham

Rudy Booiman

Ian Adam

4.

A special resolution altering the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions prescribed under the Business Corporations Act (British Columbia), altering the Company’s authorized share capital to increase it to an unlimited number of common shares without par value, and approving a new form of Articles.

5.

Authorization of an amendment of the 2004 Stock Option Plan (the “Plan”) to increase the maximum number of common shares issuable under the Plan to 4,736,750 common shares.  The effect of the amendment is that the maximum number of common shares which will be available for issuance under the plan will be 20% of the issued and outstanding common shares.  This resolution was approved by the disinterested shareholders.

Following the meeting, AccelRate distributed its new Corporate Overview brochure, which outlined the Company’s technology, markets and applications, as well as the “return on investment” for industrial users of AccelRate’s patented high-speed, smart battery chargers.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.